Exhibit(a)(5)(4)

Biogen Idec Media:
Jennifer Neiman, 617-914-6524
Senior Manager, Public Affairs

Biogen Idec Investor Relations:
Eric Hoffman, 617-679-2812
Director, Investor Relations

Biogen Idec Extends Offer to Acquire Facet Biotech
Corporation for $14.50 Per Share in Cash

Cambridge, MA, October 16, 2009 -- Biogen Idec Inc. (NASDAQ:BIIB) announced today that it has extended the tender offer by its wholly owned subsidiary, FBC Acquisition Corp., to purchase all of the outstanding shares of Facet Biotech Corporation (NASDAQ: FACT) to 12:00 midnight New York City time on December 16, 2009, unless otherwise extended. The tender offer was previously set to expire at 12:00 midnight New York City time on October 19, 2009.

“Our offer price remains unchanged at $14.50 per share in cash, which is a substantial premium to where Facet Biotech’s stock was trading prior to our offer,” said Biogen Idec’s President and Chief Executive Officer James C. Mullen. “We continue to believe our offer reflects a full and fair price and provides Facet Biotech stockholders the opportunity to realize the value today of Facet’s development stage pipeline. Biogen Idec views the acquisition of Facet as desirable but not a ‘must have.’ We already own a 50% interest in daclizumab, the drug Biogen Idec is jointly developing with Facet Biotech for the treatment of relapsing multiple sclerosis. We do not intend to overpay for the rest.”

In extending its tender offer, Biogen Idec today also sent an open letter to the stockholders of Facet Biotech, the full text of which appears below:

October 16, 2009

Dear Facet Biotech Stockholder:

     Biogen Idec announced today that it has extended the tender offer by its wholly owned subsidiary, FBC Acquisition Corp., to purchase all of the outstanding shares of Facet Biotech Corporation to 12:00 midnight New York City time on December 16, 2009. Our offer price remains unchanged at $14.50 in cash, which represents a 64% premium to Facet’s closing price on September 3, 2009, the day before we announced our proposal to acquire all of the outstanding shares of Facet common stock.

     We continue to believe our offer reflects a full and fair price and provides Facet stockholders the opportunity to realize today the value of Facet’s risk-adjusted pipeline, potential milestone payments, technology platform, and synergies. Biogen Idec views the acquisition of

Facet as desirable but not a “must have.” We already own a 50% interest in daclizumab, the drug Biogen Idec is jointly developing with Facet for the treatment of relapsing multiple sclerosis (MS). We do not intend to overpay for the rest. If Facet stockholders choose not to accept our offer, they will bear 50% of the risks associated with the development of daclizumab, 100% of the risks associated with Facet’s interest in other development stage drugs and will own a company with a declining cash position. We discuss these risks in further detail below.

Potential of Daclizumab

     In Facet’s letter to stockholders dated October 1, 2009, Facet makes a number of claims regarding the potential of daclizumab. Facet’s discussion focuses solely on the positive aspects of our joint decision to advance daclizumab to a Phase 3 trial. While Biogen Idec clearly sees value in daclizumab and is hopeful that it will be a successful drug which reaches the market and improves patients’ lives, there remain significant risks to its development, among them:

●	To date, Facet and Biogen Idec have only the results of the Phase 2 CHOICE trial against a background of beta interferon therapy – there is no placebo-controlled data.

●	Based on an independent review, we believe that the Phase 2 SELECT trial is not futile; nevertheless, the SELECT trial remains blinded and we do not expect to see data from it until 2011.

●	FDA approval will require an additional Phase 3 trial with significantly more patients and longer treatment exposure than the earlier trials. Phase 3 MS trials typically take 18-24 months to enroll patients and then require a two year treatment period, which would mean that data from the Phase 3 trial would not be available until 2014.

●	Daclizumab’s commercial prospects are predicated on yet unknown clinical results and a highly dynamic and competitive commercial landscape.

●	The cost of clinical development to be completed before daclizumab could reach the market is significant and beyond the financial capability of Facet to fund from its current cash position.

Valuing Facet’s Pipeline

     Facet also indicates in its letter to stockholders that the other products in its pipeline have “considerable value.” In fact, Facet’s other pipeline products are at early stages of development with significant clinical and regulatory risk and long development timelines requiring significant funding. In addition, in the conversation between Jim Mullen and Faheem Hasnain on August 17, Biogen Idec offered to purchase Facet’s rights to daclizumab outright. Facet’s unwillingness to even entertain such an offer suggests that Facet may not be as confident in the other products in its pipeline as it has otherwise indicated.

Facet’s Cash Burn and Significant Lease Obligations

     Facet’s letter to stockholders understates the value of Biogen Idec’s offer by referencing Facet’s historical cash balance with no consideration of Facet’s cash “burn” rate and liabilities. In fact, Facet’s net cash balance per share on a fully diluted basis is considerably below our offer price of $14.50 per share. Among other items we have publicly discussed in the past,

Facet continues to fail to highlight its monthly cash “burn” rate of approximately $8 million through 2009 (exclusive of the costs related to the Trubion collaboration) and its total undiscounted lease obligations of approximately $208 million.

     In its letter to stockholders, Facet states that it is optimistic that a “significant reduction” of its lease obligations “can be achieved through one or more subleases over time.” Based on our understanding of the current leasing market in California, we are not as confident that Facet will be able to achieve such reductions. The fact is that Facet has been trying to sublease a portion of its property since prior to its spin-off from PDL BioPharma on December 18, 2008 and has already recognized a $23 million lease restructuring liability charge representing the present value of the lease costs that Facet expects to pay even if a sublease tenant is found. It is important to note this charge relates to only a portion of Facet’s leased facilities.

     Additionally, Facet acknowledges in its letter to stockholders that its cash balance is not sufficient to fund operations beyond 2012, well before the completion of the daclizumab clinical program. With no consistent revenue source, or the potential for one in the near-term, Facet’s current inability to fund its own business through the development of daclizumab poses a significant risk to Facet stockholders.

Timing of Biogen Idec’s Offer

     In its letter to stockholders, Facet characterizes the date of Biogen Idec’s offer as “opportunistically timed to acquire value not reflected in Facet’s stock price.” Our offer was first extended after the public announcement of the decision to advance daclizumab into a Phase 3 trial. Facet’s stock reflected this positive news in the 27% increase in the stock price between August 3, 2009 and August 27, 2009. It was only after the announcement of the Trubion collaboration that Facet’s stock price fell 22%, negating nearly the entire price appreciation that followed the announcement of the decision to proceed with planning for a daclizumab Phase 3 trial.

Valuing the Collaboration with Trubion

     Facet continues to claim that Biogen Idec should ascribe positive value to the Facet-Trubion collaboration. Biogen Idec was generally aware of the Trubion opportunity prior to Facet’s announcement of the collaboration and chose not to pursue it because we believe that:

●	There is not a large market for new drugs treating chronic lymphocytic leukemia (CLL); the current market is significantly fragmented.

●	Other products which Biogen Idec is developing, alone or with its partners, may be closer to commercialization than Trubion’s TRU-016.

In short, we believe Facet’s Trubion collaboration does not enhance value – either to Biogen Idec if we acquire Facet, or to Facet stockholders if Facet remains a standalone company.

Our Offer Fully Values Synergies and NOLs

     Finally, our offer fully incorporates the value of potential synergies and net operating losses available as the result of a combination of the two companies as well as change of control and severance liabilities, which Facet recently significantly increased and which reduce the synergy and net operating loss value contribution.

     As we have stated before, we continue to believe that our $14.50 per share offer represents a full and fair price.

Sincerely,

James C. Mullen President and Chief Executive Officer

Approximately 28,336 shares of Facet Biotech stock have been tendered as of 5:00 p.m. New York City time on October 15, 2009.

The complete terms and conditions of the tender offer are described in the Offer to Purchase and related Letter of Transmittal that Biogen Idec has filed with the U.S. Securities and Exchange Commission (SEC). Facet Biotech stockholders may obtain copies of these documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer at (877) 800-5186.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Statement on Cautionary Factors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Facet Biotech. The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Biogen Idec and FBC Acquisition Corp. with the SEC on September 21, 2009. Before making any decision with respect to the tender offer, stockholders are advised to read these documents, as they may be amended or supplemented from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. These documents may be obtained free of charge at the SEC Web site (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, the Information Agent for the offer at (877) 800-5186.

No assurance can be given that the proposed transaction described in this press release will be successfully completed, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining any approvals required for a transaction or that we will realize the anticipated benefits of any proposed transaction.

Any statements made in this press release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed acquisition of Facet, are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions.

Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and other factors described generally in Biogen Idec’s periodic reports filed with the Commission. Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). Unless required by law, we do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

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